Exhibit 99.2

NICE Announces Opening of Nominations for its 2024 PSAPs’ Finest Awards
Recognizing Emergency Communications Professionals

PSAPs’ Finest Awards honor emergency communications innovators, standouts and teams for their dedication and life-saving work

Hoboken, N.J., January 24, 2024 – NICE (Nasdaq: NICE) today announced that it has opened nominations for the 2024 PSAPs' Finest Awards, an annual recognition program for emergency communications center (ECC) professionals. Awards are presented each year in the following categories: Lifetime Achievement, Above & Beyond, Communications Center Director/Manager, Line Supervisor, Technician, Trainer, Telecommunicator, Innovator, and PSAP of the Year.

Chris Wooten, Executive Vice President, NICE, said, “When lives are on the line, Emergency Communications Centers answer the call and connect people who are experiencing emergencies to life-saving services. It’s vital and stressful work that all too often goes unrecognized. NICE’s PSAPs’ Finest Awards pay tribute to the heroic actions of all first, first responders who execute flawlessly every day to make emergency communications work.”

Now entering its nineteenth year, NICE’s PSAPs’ Finest Awards program is open to all PSAPs, whether or not they are customers of NICE. Nominations can be submitted through an online process via the PSAPs' Finest website. An independent judging panel reviews and rates each nomination based on the individual’s or team’s contributions to their agencies and communities.

This year’s honorary judging panel includes: D. Terry Hall, Director, York-Poquoson-Williamsburg-James City Emergency Communications (VA); Jay Atwood, Executive Director, Benton County Emergency Services (Richland, WA); Ron Dunn, Communications Manager, Riverside Police Department (Riverside, CA); Christopher Raimann, Chief PST, Ocean County Sheriff’s Office (Toms River, NJ); Shantelle Oliver, Support Services Manager, North Texas Emergency Communications Center (Carrollton, TX); Scott Brown, Operations Manager, Hamilton County Communications Center (Cincinnati, Ohio); Kalie Anderson, Acting Director, Emergency Communications & Operations Management Branch (ECOMB), Edmonton Police Service (Edmonton, Alberta, Canada); and Jennifer Swisher, Director, Berkeley County Emergency Communications (Martinsburg, WV).

To submit a nomination for any of the PSAPs' Finest Awards categories or to read about previous winners, please visit the PSAPs' Finest website. Nominations can be submitted online through June 1, 2024.

Questions regarding the 2024 PSAPs' Finest Awards can be directed to PSInfo@NICE.com.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.